Exhibit 99.1

JONES SODA CO. REPORTS FISCAL 2015 SECOND QUARTER RESULTS

13% Case Sale Growth & Fourth Consecutive Quarter of Growth

Seattle, WA – August 6, 2015 - Jones Soda Co. (the Company) (OTCQB: JSDA), a leader in the premium soda category and known for its unique branding and innovative marketing, today announced results for the second quarter ended June 30, 2015.

For the second quarter of 2015,  the Company reported revenue of $4.3 million, compared to the prior year’s second quarter revenue of $3.9 million.  Net loss for the second quarter of 2015 improved to $116,000 or $(0.00) per share, compared to a net loss of $429,000 or $(0.01) per share, for the second quarter of 2014.

 “We are very pleased to announce our fourth consecutive quarter of case sale growth over prior comparable periods. We achieved 13% case sale growth in the second quarter of 2015, compared to the second quarter of 2014, which is the strongest growth we have achieved since initiating our turnaround plan. It’s been a great summer season so far, and we remain focused on sales growth and building upon the momentum we are gaining,” stated Jennifer Cue, CEO of Jones Soda Co.

Second Quarter Review - Comparison of Quarters Ended June 30, 2015 and 2014

•	Revenue increased 9.9% to $4.3 million, compared to $3.9 million last year.

•	Gross margin increased to 24.7% of revenue, compared to 22.5% last year.

•	Operating expenses decreased by $129,000, or 10.1%, to $1.1 million, compared to $1.3 million last year.

•	Net loss improved to $116,000 or $(0.00) per share, compared to a net loss of $429,000 or $ (0.01) per share, last year.

Year-to-Date Review - Comparison of Quarters Ended June 30, 2015 and 2014

•	Revenue increased 5.7% to $7.2 million, compared to $6.8 million last year.

•	Gross margin increased to 25.1% of revenue, compared to 23.1% last year.

•	Operating expenses decreased by $361,000, or 14.6%, to $2.1 million, compared to $2.5 million last year.

•	Net loss improved to $394,000 or $(0.01) per share, compared to a net loss of $968,000 or $ (0.02) per share, last year.

Conference Call

The Company will discuss its results for the quarter ended June 30, 2015 on its scheduled conference call today, August 6, 2015 at 4:30 p.m. Eastern time (1:30 p.m. Pacific time). This call will be webcast and can be accessed by visiting our website at www.jonessoda.com or www.jonessoda.com/company/jones-press/webcasts. Investors may also listen to the call via telephone by dialing (913) 312-1511 (confirmation code: 7295702). In addition, a telephone replay will be available by dialing (858) 384-5517 (confirmation code: 7295702) through August 13, 2015, at 11:59 p.m. Eastern Time.

About Jones Soda Co.

Headquartered in Seattle, Washington, Jones Soda Co.® (OTCQB: JSDA) markets and distributes premium beverages under the Jones® Soda, Jones Zilch® and Jones Stripped™ brands. A leader in the premium soda category, Jones Soda is known for its variety of flavors, high quality ingredients (including cane sugar), and innovative labeling technique that incorporates always-changing photos sent in from its consumers. The diverse product line of Jones offers something for everyone – pure cane sugar soda, zero-calorie soda and an all-naturally sweetened sparkling beverage with only 30 calories and 8 grams of sugar. Jones Soda is sold across North America through traditional beverage retailers and in many retailers where you would not expect to find carbonated beverages. For more information, visit www.jonessoda.com or www.myjones.com.

Forward-Looking Statements Disclosure

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all passages containing words such as “will,” “aims,” “anticipates,” “becoming,” “believes,” “continue,” “estimates,” “expects,” “future,” “intends,” “plans,” “predicts,” “projects,” “targets,” or “upcoming.” Forward-looking statements also include any other passages that are primarily relevant to expected future events or that can only be evaluated by events that will occur in the future. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Factors that could affect the Company's actual results include, among others: its ability to successfully execute on its operating plans for 2015; its ability to maintain and expand distribution arrangements with distributors, independent accounts, retailers or national retail accounts; its ability to manage operating expenses and generate sufficient cash flow from operations; its ability to increase revenues and achieve case sales goals on reduced operating expenses; its ability to develop and introduce new products to satisfy customer preferences; its ability to market and distribute brands on a national basis; changes in consumer demand or market acceptance for its products; its ability to increase demand and points of distribution for its products or to successfully innovate new products and product extensions; its ability to maintain relationships with co-packers; its ability to maintain a consistent and cost-effective supply of raw materials; its ability to maintain brand image and product quality; its ability to attract, retain and motivate key personnel; the impact of currency rate fluctuations; its ability to protect its intellectual property; the impact of future litigation; the impact of intense competition from other beverage suppliers; and its ability to access the capital markets for any future equity financing, and any actual or perceived limitations by being traded on the OTCQB Marketplace. More information about factors that potentially could affect the Company’s operations or financial results is included in its most recent annual report on Form 10-K for the year ended December 31, 2014, filed with the Securities and Exchange Commission on March 25, 2015. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. Except as required by law, the Company undertakes no obligation to update any forward-looking or other statements in this press release, whether as a result of new information, future events or otherwise.

JONES SODA CO.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
	(In thousands, except share data)
Revenue	$4,262	$3,879	$7,155	$6,769
Cost of goods sold	3,209	3,007	5,360	5,204
Gross profit	1,053	872	1,795	1,565
Gross profit %	24.7%	22.5%	25.1%	23.1%

Operating expenses:
Selling and marketing	542	591	974	1,089
General and administrative	603	683	1,142	1,388
	1,145	1,274	2,116	2,477
Loss from operations	(92)	(402)	(321)	(912)
Other (expense) income, net	(14)	3	(57)	(8)
Loss before income taxes	(106)	(399)	(378)	(920)
Income tax expense, net	(10)	(30)	(16)	(48)
Net loss	$(116)	$(429)	$(394)	$(968)

Net loss per share - basic and diluted	$(0.00)	$(0.01)	$(0.01)	$(0.02)
Weighted average basic and diluted common shares outstanding	41,075,505	39,078,592	41,023,950	38,894,504

	Three months ended June 30,		Six months ended June 30,
Case sale data (288-ounce equivalent)	2015	2014	2015	2014
Finished product cases	313,000	278,000	538,000	491,000

JONES SODA CO.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2015	December 31, 2014
	(Unaudited)
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$667	$857
Accounts receivable, net of allowance of $44 and $49	2,657	1,237
Inventory	3,475	2,603
Prepaid expenses and other current assets	137	121
Total current assets	6,936	4,818
Fixed assets, net of accumulated depreciation of $898 and $1,399	25	25
Other assets	22	31
Total assets	$6,983	$4,874
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,044	$1,375
Accrued expenses	673	814
Line of credit	729	—
Taxes payable	20	23
Other current liabilities	5	38
Total current liabilities	4,471	2,250
Long-term liabilities — other	13	2
Shareholders’ equity:
Common stock, no par value:
Authorized — 100,000,000; issued and outstanding shares — 41,314,894 and 40,972,394 shares, respectively	53,764	53,650
Additional paid-in capital	8,364	8,234
Accumulated other comprehensive income	322	295
Accumulated deficit	(59,951)	(59,557)
Total shareholders’ equity	2,499	2,622
Total liabilities and shareholders’ equity	$6,983	$4,874

CONTACT:

Jones Soda Co.

Mark Miyata

Vice President of Finance

(206) 624-3357

mmiyata@jonessoda.com